SILYNXCOM ltd.

19 Yad Ha’Harutzim St.

Netanya, 4250519, Israel

October 27, 2023

Via EDGAR

Thomas Jones

Geoff Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Silynxcom Ltd. (the “Company,” “we,” “our” and similar terminology) Amendment No.1 to Draft Registration Statement on Form F-1 Submitted August 24, 2023 CIK No. 0001976443

Dear Sirs:

The purpose of this letter is to respond to the comment letter dated September 5, 2023, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No.1 to the draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently publicly filing the registration statement on Form F-1 (the “Registration Statement”).

Page references in our responses are to the Registration Statement.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted August 24, 2023

Our Sales Process and Customers, page 50

1.	We note your response to prior comment 9. If you elect to highlight names of your customers, such as the Navy Seals, and the ones you identify are not included in the table in this section, revise to make that clear.

Response: In response to the Staff’s comment, we wish to clarify that the customers in the table in on page 50 of the Registration Statement are not the same as the customers cited in the bullet point list of highlighted names.

Key Growth Strategies, page 53

2.	Please file as an exhibit the contract mentioned in the second bullet point on page 54.

Response: In response to the Staff’s comment, we wish to clarify that the Company has not entered into the contract mentioned in this bullet point. Accordingly, the Company is not in possession of such contract to be filed as an exhibit with the Registration Statement and we have amended the disclosure on page 54 of the Registration Statement.

Thomas Jones
Geoff Kruczek
Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
October 27, 2023

Major Milestones, page 54

3.	We note your response to prior comment 9. Please revise the disclosure on page 54 to state how many active distributors that you currently have in your international distributor network.

Response: In response to the Staff’s comment, we have stated how many active distributors we currently have in our international distributor network on page 54 of the Registration Statement.

Employment and Service Agreements, page 62

4.	We note your response to prior comment 10. Please revise to discuss the changes to the terms of employment that will change after this offering. In this regard, we note that the disclosure on page F-65 indicates that the terms of employment will change after this offering.

Response: In response to the Staff’s comment, we have updated the terms of employment that will change after the completion of this offering on pages 62, 63 and 64 of the Registration Statement.

Notes to the Audited Financial Statements, page F-8

5.	We note your response to prior comment 12. Given the US Dollar is your reporting currency, please revise your footnotes to provide information in US Dollars. For example, we note the information included in Footnote 15 – Commitments and Pledges includes substantial financial information in NIS without the equivalent US Dollar amount.

Response: In response to the Staff’s comment, we have revised the footnotes accordingly and have provided an equivalent US Dollar amount for the NIS financial information.

General

6.	Please reconcile your revisions in response to prior comment 3 with your disclosure on page F-9.

Response: In response to the Staff’s comment, the Company’s auditor has clarified that the Company has not been impacted directly by the Covid-19 pandemic as of the date of the auditor’s opinion on the financial statements of the Company.

*    *    *

Thomas Jones
Geoff Kruczek
Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
October 27, 2023

If you have any questions or require additional information, please call our attorneys Eric Victorson at (212) 660-3092 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

SILYNXCOM LTD.

By:	/s/ Nir Klein
Chief Executive Officer